MDJM LTD

February 4, 2026

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Catherine DeLorenzo

Re:	MDJM LTD
Registration Statement on Form F-1 (File No. 333-292953)
Initially Filed January 26, 2026

Dear Ms. DeLorenzo:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MDJM LTD hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement becomes effective at 5:00 p.m., Eastern Time, on February 9, 2026, or as soon thereafter as practicable.

Very truly yours,

MDJM LTD

By:	/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC